Exhibit 12.2

IMC Global Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months ended September 30		Years ended December 31
	2004	2003	2003	2002	2001	2000	1999
Fixed charges:

Interest charges	$142.3	$138.8	$185.7	$174.2	$152.3	$112.6	$111.4
Net amortization of debt discount and premium and issuance expense	7.0	6.0	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	5.3	6.3	8.0	8.0	6.7	5.0	6.4

Total fixed charges	$154.6	$151.1	$201.9	$190.7	$167.4	$123.0	$123.5

Earnings:
Earnings (loss) from continuing operations before minority interest	$(20.5)	$(104.3)	$(107.8)	$(0.2)	$(93.1)	$118.7	$(390.0)
Interest charges	142.3	138.8	185.7	174.2	152.3	112.6	111.4
Net amortization of debt discount and premium and issuance expense	7.0	6.0	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	5.3	6.3	8.0	8.0	6.7	5.0	6.4

Total earnings (loss)	$134.1	$46.8	$94.1	$190.5	$74.3	$241.7	$(266.5)

Ratio of earnings to fixed charges[a]	0.9	0.3	0.5	1.0	0.4	2.0	(2.2)
[a]	The Company’s earnings were insufficient to cover fixed charges by $20.5 million and $104.3 million for the nine months ended September 30, 2004 and 2003, respectively and $107.8 million, $93.1 million and $390.0 million for the years ended December 31, 2003, 2001 and 1999, respectively.